AMERICAN ELECTRIC POWER COMPANY, INC.
Board Policy on Recouping Incentive Compensation
1.Discretionary Recoupment of Incentive Compensation
This policy (“Policy”) applies to Covered Employees (as defined below) of American Electric Power Company, Inc. (the “Company”) and relates to incentive compensation paid or payable to such Covered Employees, whether under the Company’s Long Term Incentive Compensation Plan (LTIP), under any annual incentive compensation plan, or otherwise.
This Policy applies to all executive officers of the Company as well as all other employees of the Company or any of its subsidiaries at salary grade 15 or equivalent and higher, regulated operating company presidents, officer direct reports to the Company’s Chief Executive Officer and the officer in charge of audit services (collectively, the “Covered Employees”).
The Board believes, subject to the exercise of its discretion based on the facts and circumstances of a particular case, that incentive compensation should be reimbursed to the Company if, in the Board’s determination:

•Such incentive compensation was received by a Covered Employee where the payment or the award was predicated upon the achievement of financial or other results that were subsequently materially restated or corrected, and

•Any such incentive compensation would have been materially lower had the achievement been calculated on such restated or corrected financial or other results.

The HR Committee has directed the Company to design and administer all of the Company’s incentive compensation programs in a manner that provides for the Company’s ability to obtain such reimbursement. The Company will seek reimbursement, if and to the extent that, in the Board’s view, such reimbursement is warranted by the facts and circumstances of the particular case or if the applicable legal requirements impose more stringent requirements on the Company to obtain reimbursement of such compensation. The Company may also retain any deferred compensation previously credited to the Covered Employee if, when, and to the extent that it otherwise would become payable. This right to reimbursement is in addition to, and not in substitution for, any and all other rights the Company might have to pursue reimbursement or such other remedies against a Covered Employee for misconduct in the course of employment by the Company or otherwise based on applicable legal considerations.
1.Mandatory Recoupment of Incentive Compensation

In addition to the above policy, and in compliance with The NASDAQ Stock Market LLC Rule 5608, the HR Committee has adopted the below Incentive Compensation Clawback Policy (the “Clawback Policy”) for Executive Officers of the Company which mandates the recoupment of certain incentive-based compensation in accordance with the terms herein and is intended to comply with the Listing Rules. Capitalized terms not otherwise defined in the Clawback Policy shall have the meanings assigned to such terms under Section 11 of the Clawback Policy.

1.Interpretation and Administration. The HR Committee shall have full authority to interpret and enforce the Clawback Policy; provided, however, that the Clawback Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 9 below, the Clawback Policy is intended to

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supplement any other incentive compensation recoupment policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements.

2.Covered Executive Officer. The Clawback Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Oﬃcer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Executive Officer during the last three completed Fiscal Years or any applicable Transition Period preceding the date that the Company is required to prepare a Restatement (regardless of whether any such Restatement is actually filed) and (b) determined to have included Erroneously Awarded Compensation. For purposes of the preceding clause (a), the date that the Company is required to prepare a Restatement under the Clawback Policy is the earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

3.Recovery of Erroneously Awarded Compensation. If any Erroneously Awarded Compensation is Received by an Executive Officer, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 4 hereof.

4.Forms of Recovery. The HR Committee shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, the method(s) for recovering any Erroneously Awarded Compensation hereunder in accordance with Section 3 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise owed by the Company or any of its subsidiaries to the Executive Officer; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the HR Committee. To the extent the Executive Officer refuses to pay to (or as directed by) the Company an amount equal to the Erroneously Awarded Compensation, the Company and/or any of its subsidiaries shall have the right to sue for repayment and/or enforce the Executive Officer’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of any compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

5.No Indemnification. The Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation for which the HR Committee has determined to seek recoupment pursuant to this Clawback Policy.

6.Exceptions to the Recovery Requirement. Notwithstanding anything in this Clawback Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Clawback Policy if the HR Committee determines that recovery would be impracticable as a result of any of the following:

(1)the direct expense paid to a third party to assist in enforcing the Clawback Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such

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Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;

(2)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

(3)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

7.Committee Determination Final. Any determination by the HR Committee with respect to the Clawback Policy shall be final, conclusive and binding on all interested parties.

8.Amendment. The Clawback Policy may be amended by the HR Committee from time to time, to the extent permitted under the Listing Rules.

9.Non-Exclusivity. Nothing in the Clawback Policy shall be viewed as limiting the right of the Company or the HR Committee to pursue additional remedies or recoupment under or as required by any similar policy adopted by the Company or under the Company’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Clawback Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Clawback Policy). This Clawback Policy shall be interpreted in all respects to comply with the Listing Rules.

10.Successors. The Clawback Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

11.Defined Terms.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:
(1)The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

(2)The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” shall mean The Nasdaq Stock Market LLC.

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“Executive Officer” shall mean the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries shall be deemed executive officers of the Company if they perform such policy making functions for the Company.
“Financial Reporting Measures” shall mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures and (ii) stock price, total shareholder return and similar measures (in any such case, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission).
“Fiscal Year” shall mean the Company’s fiscal year; provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
“Incentive Compensation” shall mean any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. For the avoidance of doubt, Incentive Compensation does not include awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on a national securities exchange or a national securities association and (2) on or after October 2, 2023.
“Listing Rules” shall mean Listing Rule 5608, as promulgated by The Nasdaq Stock Market LLC, as such rule may be amended from time to time.
Incentive Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
“Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Transition Period” shall mean any transition period that results from a change in the Company’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company’s requirement to prepare a Restatement.

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